

Ian Andrus PharmD, MBA, BCPS · 3rd

Pills2Me

Director of Clinical Pharmacy Services at Pills2Me

Henderson, Nevada, United States ·

Contact info

37 connections

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Experience

Director of Clinical Pharmacy Services
Pills2Me · Full-time
Sep 2020 – Present · 1 yr 1 mo

Advanced Clinical Pharmacist
Intermountain Healthcare · Full-time
Jul 2018 – Present · 3 yrs 3 mos

Pharmacy Resident
St. Luke's Health System · Full-time
Jun 2017 – Jun 2018 · 1 yr 1 mo
Twin Falls, Idaho, United States

Skills & endorsements

Clinical Pharmacy · 1

Ean Tucker has given an endorsement for this skill

Interests

Intermountain Healthca
59,650 followers

Pills2Me
129 followers

LinkedIn News
6,381,156 followers